SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2019
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04
NIRE Number: 35-3.0039609.0

NOTICE TO SHAREHOLDERS

DIVIDEND PAYMENT FOR LOCAL SHARES

Considering that the Board of Directors of Companhia Siderúrgica Nacional, based on art. 31 of the By-Laws and art. 204 of the Brazilian Corporate Law, approved the distribution of dividends in the amount of R$412,658,934.30 based on account of profits calculated in the balance sheet as of June 30, 2019, corresponding to R$0.299003394462 per share, to be attributed to the dividend minimum required by article 202 of the Brazilian Corporate Law, we hereby inform shareholders of the following:

1. Dividends will be available to Shareholders residing in Brazil as of September 30, 2019, without monetary adjustment, in their banking domiciles, as provided to the depositary institution, Banco Bradesco S.A.

2. Shareholders who use fiduciary custody will have their dividends credited according to procedures adopted by the Stock Exchange.

3. The Shareholders, whose record does not include the registration of their CPF / CNPJ number or the indication of the "Bank / Branch / Checking Account", will have their dividends credited within 3 (three) business days counted from the regularizing of their registration at the Banco Bradesco branches, by completing the "Investor Information File", which will be sent by the local branch to the Stock and Custody Department.

Shareholder service locations: Branches of Banco Bradesco S.A., specialized in Shareholders’ services, during banking hours.

The amounts to be paid will be calculated and credited based on the positions of the Shareholders on September 23, 2019 and from September 24, 2019, the shares will be traded ex-dividends.

Dividends not claimed within three (3) years from the payment date shall lapse and revert in favor of the Company (Law 6.404/76, article 287, paragraph II, item a).

São Paulo, September 18, 2019.

Marcelo Cunha Ribeiro

Executive Director of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 18, 2019

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.